EXHIBIT 99.1

North American Construction Group Ltd. Announces Appointment of Executive Vice President and Chief Financial Officer

ACHESON, Alberta, Sept. 06, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that Jason Veenstra has been appointed Executive Vice President and Chief Financial Officer (“CFO”) of the Company, effective September 10th, 2018.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated, “We are very pleased to add Jason to our already strong executive team. He brings with him not only excellent relevant experience as a CFO, but also the aptitude and personality to be successful in working across several other business functions. We are confident that he will make a significant contribution as we continue to grow and diversify our business. On behalf of the Board and the Company, we welcome Jason to the team.”

Jason Veenstra joins the Company from Finning International Inc. where most recently he led sales and marketing efforts for Caterpillar equipment in their Canadian mining division.  Prior to Finning, Jason spent 10 years at the publicly traded Westmoreland Coal Company in various roles including CFO and Treasurer. Jason also has experience in the nickel industry with Sherritt International and the insurance industry with Forensic Investigations.  Jason articled to become a Chartered Accountant at Ernst & Young.  He holds an accounting designation from CPA Alberta and a Bachelor of Commerce degree from the University of Alberta.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca